At Home Group Inc.

1600 East Plano Parkway

Plano, Texas 75074

October 27, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             At Home Group Inc.
Registration Statement on Form S-3
File No. 333-221044

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, At Home Group Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, on October 31, 2017, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Andrew B. Barkan of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Company, at (212) 859-8468.

Very truly yours,

AT HOME GROUP INC.

By:	/s/ Judd T. Nystrom
	Name:	Judd T. Nystrom
	Title:	Chief Financial Officer